Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

Olivetti S.p.A. - File No. 82-5181

03 MAR 25 AM 7:21

03007743

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

Ivrea, 18th March 2003

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press releases issued by the Company:
  - 7th March 2003
  - 9th March 2003
  - 10th March 2003
  - 12th March 2003
  - 14th March 2003

PROCESSED
APR 10 2003
THOMSON FINANCIAL

SUPPL

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone

(General Counsel)

(Encls.)

Olivetti S.p.A. - File No. 82-51..

03 MAR 25 AM 7:2

olivetti TELECOM ITALIA

PRESS RELEASE

Milan, 7th March 2003– With reference to continuous rumours regarding extraordinary transactions concerning Olivetti and Telecom Italia in the absence of any decision by the relevant corporate bodies, it is announced that both companies have given mandate to their lawyers to evaluate the most appropriate steps, in any court, even penal, to safeguard investors' interests and their image.

The competent market Authorities – which will be promptly informed of the any steps taken -have also been asked to assess the implementation of the most appropriate measures in order to assure that the market functions properly, including the suspension of trading.

It has also been decided that the board meetings to examine possible extraordinary transactions will be brought forward to 12th March 2003.

Olivetti
Press Office and Communication
+39 0125 522885 / 2639
http://www.olivetti.com/

Telecom Italia
Communication & Media Relations
+39.06.3688.2066 / 2188
http://www.telecomitalia.it/stampa_uk

olivetti TELECOM ITALIA

PRESS RELEASE

Milan, 9 March 2003 – With reference to the press release of 7 March 2003, it is announced that the Olivetti S.p.A and Telecom Italia S.p.A Board of Directors Meetings announced for the 12 March 2003 to examine extraordinary operations, will be brought forward to 11 March 2003.

The relative press releases will be distributed at 8:00am on 12 March 2003.

Marco Tronchetti Provera, Chairman of Telecom Italia, will hold a press conference at 9:00am on 12 March.

Olivetti
Press Office and Communications
+39 0125 522885 / 2639
www.olivetti.com

Telecom Italia
Communication & Media Relations
+39.06.3688.2066 / 2188
www.telecomitalia.it/press

olivetti

TELECOM ITALIA

PRESS RELESE

Milan, 10 March 2003 – **Marco Tronchetti Provera** will hold a meeting with the financial community and the press on Wednesday **12 March** at **9.00am** at the **Borsa Italiana (The Stock Exchange).**

The **Chairman of Telecom Italia Group** will illustrate extraordinary corporate operations, examined by the company's Board of Directors on 11 March.

Olivetti
Press Office and Communications
+39 0125 522885 / 2639
www.olivetti.com

Investors Relations: +39 06 3688.3378
www.olivetti.com

Telecom Italia
Communication & Media Relations
Ufficio Stampa Corporate: +39.06.3688.2610
www.telecomitalia.it/press

Investors Relations: +39.06.3688.2381/3378
www.telecomitalia.it/investor_relations

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Olivetti S.p.A. - File No. 82-5181

OLIVETTI BRAND CONTINUES TO BE A KEY ASSET

Ivrea, 12 March 2003

Olivetti said that the plans announced today for a merger between Olivetti and Telecom Italia would not affect commercial and industrial operations at Olivetti Tecnost. This confirms that the Olivetti brand will remain a key asset which the group will continue to leverage in its industrial, commercial and cultural activities.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

OLIVETTI GROUP 2002 FINANCIAL STATEMENTS

- **Revenues: 31,408 million euros (-1.9% compared with 2001) (+3.1% net of the exchange rate effect and at constant size)**
- **EBIT before non-recurring items: 6,016 million euros (+ 12.7% from 2001)**
- **Net earnings before amortisation of Telecom Italia goodwill: 520 million euros (- 1,791 million euros in 2001)**
- **Net loss: - 773 million euros (- 3,090 million euros in 2001)**
- **Net financial indebtedness at 2002 year-end down to 33,399 million euros (- 4,963 million euros from 2001 year-end)**

OLIVETTI S.P.A. 2002 FINANCIAL STATEMENTS

- **Net loss: - 6,240 million euros after writedown of Telecom Italia equity investment solely for tax reasons (8,051 million euros)**
- **Net financial indebtedness at 2002 year-end down to 15,195 million euros (- 1,127 million euros from 2001 year-end)**

Ivrea, 12 March 2003

At a meeting yesterday chaired by Antonio Tesone, the Olivetti Board of Directors examined and approved results for financial 2002, which will be presented to the Shareholders' Meeting.

Olivetti 2002 consolidated financial statements

Group net **revenues** for 2002 were **31,408** million euros (30,400 million euros for the Telecom Italia Group), a decrease of 1.9% from 32,016 million euros in the previous year (+3.1% net of the exchange rate effect and at constant size).

Operating costs and other net charges totalled **25,392** million euros (22,985 million euros for the Telecom Italia Group), a decrease of 1,286 million euros from 2001 (26,678 million euros, including 24,074 million euros for the Telecom Italia Group). This reduction generated a decrease in the ratio of charges to revenues to 74%, against 76.2% in 2001 (excluding amortisation of consolidation goodwill).

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Specifically, **depreciation and amortisation** amounted to **7,269** million euros (7,641 million euros in 2001), and included 1,293 million euros for amortisation of consolidation goodwill relating to the acquisition of Telecom Italia.

The Group therefore reported positive **EBIT before non-recurring items** of **6,016** million euros with an improvement of 678 million euros (**+12.7%**) against the previous year (5,338 million euros).

Non-recurring income amounted to **2,990** million euros (999 million euros in 2001), which included 2,553 million euros of capital gains from the year's disposals, most of which were made by the Telecom Italia Group (including the sale of the equity investments in Auna, Bouygues Décaux Telecom, Mobilkom Austria, Telemaco Immobiliare, Telespazio, Lottomatica and the Tiglio real estate operation).

Non-recurring charges amounted to **8,486** million euros (4,354 million euros in 2001), of which 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), including equity investment writedowns totalling 6,237 million euros. These included the writedown of goodwill and the forward purchase commitment on Seat Pagine Gialle shares for 3,486 million euros, other writedowns of equity investments and goodwill relating mainly to Is Tim Turchia, Digitel Venezuela, Blu, Netco Redes.

After the above non-recurring charges, **EBIT** was still positive, at **520** million euros (1,983 million euros in financial 2001).

Net income from equity investments totalled **57** million euros (221 million euros in 2001), including 18 million euros for the Telecom Italia Group (154 million euros a year earlier).

Interest expense and other net financial charges amounted overall to **2,307** million euros (3,105 million euros in 2001), and included 1,499 million euros for the Telecom Italia Group (2,153 million euros in 2001) and 808 million euros for the other Group companies (952 million euros in 2001). The 654 million euros reduction reported by the Telecom Italia Group (-30.4% from 2001) arose largely from the decrease in net financial debt; the reduction of 144 million euros for the other Group companies reflected lower financial exposure and debt refinancing at less costly conditions.

Financial asset value adjustments generated a writedown of **786** million euros (682 million euros for the Telecom Italia Group) and were largely connected with the Group's share of earnings of companies valued with the equity method and with amortisation of goodwill arising on acquisition of the relevant equity investments.

Under the heading **income taxes** the Group posted income of **2,210** million euros for financial 2002 (a charge of 579 million euros in 2001). The income related to the parent company Olivetti S.p.A. for 1,603 million euros (largely as a result of the writedown of the Telecom Italia equity investment solely for tax purposes; this produced a positive overall tax effect of 1,078 million euros of which 609 million euros related to deferred tax assets) and to the Telecom Italia Group for 688 million euros (also largely as a result of deferred tax assets), offset by tax charges poste by the other Group companies for an overall amount of 81 million euros.

The Group posted a **net loss of 773** million euros (a loss of 3,090 million euros in 2001). Excluding amortisation of goodwill for the purchase of Telecom Italia, the Group had **positive net earnings** of **520** million euros (a loss of 1,791 million euros in 2001).

Olivetti Group **total shareholders' equity** at 31 December 2002 was **20,624** million euros (11,640 million euros after minority interests), a decrease of 5,729 million euros from 26,353 million euros at 31 December 2001.

Olivetti Group **net financial indebtedness** at 31 December 2002 was **33,399** million euros, a decrease of 4,963 million euros from 38,362 million euros at 31 December 2001. The reduction arose from a financial surplus of 3,824 million euros at the Telecom Italia Group (due to proceeds from disposals and cash flow from operations, offset in part by capital expenditure and financial investments and by dividend payouts) and a financial surplus of 1,139 million euros at the other Olivetti Group companies, arising from dividends collected from Telecom Italia and sale of the equity investment in Lottomatica, net of operating outlays consisting largely of financial charges.

At 31 December 2002 the companies in the Olivetti Group included in the consolidation had 106,620 employees (116,020 at 31 December 2001).

The parent company Olivetti S.p.A.

Olivetti S.p.A. closed financial 2001 with a **net loss of 6,240** million euros (a net loss of 871 million euros in 2001), which arose from equity investment writedowns of 8,400 million euros including **8,051** million euros for **the writedown of Telecom Italia S.p.A. shares** exclusively for tax purposes.

At 31 December 2002, parent company **shareholders' equity** amounted to **9,031** million euros, a decrease of 6,204 million euros from 15,235 million euros at 31 December 2001. The decrease arose mainly as a result of the loss posted for the year.

Net financial indebtedness at 2002 year-end was **15,195** million euros, a decrease of 1,127 million euros from 16,322 million euros at 2001 year-end, arising largely from collection of dividends and disposals of equity investments offset by outlays mainly for financial charges.

Màin initiatives 2002-marzo 2003

During 2002 and in early 2003 the Olivetti Group closed a series of important debt re-financing and consolidation operations. As a result, the average term of Olivetti debt has risen to 5.5 years (4.8 years in February 2002) and medium/long-term debt now accounts for 93% of total debt.

The main operations were as follows:

- placement of a multi-tranche benchmark bond for 1.5 billion euros (1,000 million euros in a 5-year tranche and 500 million euros in a 10-year tranche) (April 2002);
- two-year advance repayment (from the original 2004 redemption date) of the "Olivetti Finance NV 1999-2004" bond for approximately 5.15 billion euros (June 2002)
- re-opening of three bonds for an aggregate amount of 1,550 million euros (October 2002);
- cancellation of bonds for an aggregate amount of approximately 2,385 million euros (December 2002);
- in January 2003 the Group successfully placed a multi-tranche benchmark bond for a total of 3 billion euros, in three tranches of 5, 10 and 30 years (the last tranche was the first publi corporate eurobond issue with such a long tenor). Subsequently, in response to strong demand, the 30-year tranches was re-opened for an additional 400 million euros, to bring the total issue amount to 800 million euros.

With regard to Olivetti S.p.A.'s other industrial operations:

The **Olivetti Tecnost Group**is active in office products and solutions (Office Products, Olivetti Advalia) and vertical bank and retail applications and gaming automation (Vertical Division). In 2002, Group revenues amounted to 914 million euros, a decrease of 16.7% from 2001 (-12.7% net of the exchange rate effect), with a net loss for the Olivetti Group of 87.1 million euros, in whic a significant factor were non-recurring net charges of 76.5 million euros relating in the main to the corporate restructuring, which is essential for a future return to profitability.

During 2002 **Olivetti Multiservices** changed its business focus with the formation of the Tiglio Project to enhance management of the real-estate assets of the Pirelli, Olivetti and Telecom Italia groups. Following start-up of the project, on 1 September 2002 Olivetti Multiservices S.p.A. was partially split up with the transfer of its real-estate assets to a wholly owned subsidiary of Olivett S.p.A. which was sold in October to Tiglio I, thus reducing the share capital of Olivetti Multiservices S.p.A.. Aggregate revenues for financial 2002 amounted to 119.3 million euros, of which 75.8 million euros were third-party revenues and 43.5 million euros arose from other Olivetti Group companies, giving net earnings for the Olivetti Group of 10.8 million euros (1.7 million euros in 2001); this also reflected non-recurring income (5.8 million euros) arising mainly from disposals of business units.

olivetti

TELECOM ITALIA

Disclaimer

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934.The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

- **INTEGRATION PROJECT THROUGH THE MERGER OF TELECOM ITALIA INTO OLIVETTI**
- **THE NAME OF THE COMPANY RESULTING FROM THE MERGER WILL BE TELECOM ITALIA**
- **7 TO 1 EXCHANGE RATIO BETWEEN OLIVETTI AND TELECOM ITALIA**
- **TELECOM ITALIA SAVINGS SHAREHOLDERS WILL BE ISSUED SAVINGS SHARES IN THE COMPANY RESULTING FROM THE MERGER**
- **THE COMPANY RESULTING FROM THE MERGER EXPECTS TO PAY TO ITS ORDINARY AND SAVINGS SHAREHOLDER A DIVIDEND AMOUNT AT LEAST IN LINE WITH THAT CURRENTLY RECEIVED BY ANY TELECOM ITALIA SHAREHOLDER**
- **RIGHT OF WITHDRAWAL FOR OLIVETTI SHAREHOLDERS**
- **POSSIBLE VOLUNTARY PARTIAL TENDER OFFER ON TELECOM ITALIA ORDINARY AND SAVINGS SHARES**
- **€9 BILLION IRREVOCABLE CREDIT FACILITY TO OLIVETTI TO CASH OUT POSSIBLE WITHDRAWAL RIGHTS AND TENDER**

OFFER. REDUCTION OF GREATER INDEBTEDNESS EXPECTED IN 18-24 MONTHS THROUGH DIVESTMENTS AND CASH FLOW

Milan, 12 March 2003 - the Boards of Directors of Olivetti and Telecom Italia have approved a resolution concerning a **project to simplify the structure of the Group consistent with the markets wishes.**

This project is based on a fundamental principle, namely **the safeguarding of the interests of all classes of shareholder.**

The launch of this project, long viewed as strategic, was dependent on two events:

- A **stable relationship between the share prices of Olivetti and Telecom Italia,** a condition that has been met as evidenced by the analysis of the shares' performance over the last three months;
- the **achievement of the targets set out in the presentation of the 2002-2004 industrial plan**: the early completion of the disposal programme, a significant improvement in cash flow, a strong improvement in efficiency and the completion of the industrial reorganisation of the Olivetti-Telecom Italia Group. This has led to a strong reduction of about € 8 billion in debt in a little over 15 months (including the dividend payment made at the end of 2002).

Objectives and benefits of the transaction

The merger of Telecom Italia into Olivetti is part of a strategy designed to increase shareholder value that commenced in July 2001. It is a fundamental step in the industrial and financial restructuring being successfully carried out, notwithstanding the negative stock market backdrop in general, and more particularly that in the telecommunications sector.

The company resulting from the merger will see its public company status reinforced since the principal shareholder's stake will be reduced. The shares should benefit from greater liquidity which should be viewed favourably by the market to the advantage of all shareholders.

Olimpia's stake - dependent on the exercise of withdrawal rights by Olivetti shareholders - will vary between 14% to 15% of the voting share capital of the company resulting from the merger.

The merger will enable the company to improve the use of financial leverage and reduce its average cost of capital and to improve the cash earnings per share. In addition, **the proceeds from the disposal of non-strategic activities may be directly used to accelerate the reduction of the Group's debt.**

The company resulting from the merger will benefit from improved fiscal efficiencies, in compliance with the relevant legislation, allowing the full recovery of value adjustments in its equity holdings.

Dividend policy

On the basis of the plans and targets presented to the market and confirmed, taking into account the transaction presented to the Boards of Directors, the results of the company resulting from the merger are expected to allow each shareholder to be paid, in view of the shares received in exchange, a dividend amount at least in line with that currently received by Telecom Italia ordinary and savings shareholders.

Exchange ratio

The Boards of Directors, advised by JP Morgan UK (Olivetti) and Lazard and Goldman Sachs (Telecom Italia), have established that the relationship between the two companies economic values implies an **exchange ratio of 7 Olivetti shares per each Telecom Italia share, ex dividend.**

In the context of the merger Olivetti will issue savings shares to be allotted to holders of Telecom Italia savings shares. The exchange ratio will be identical for ordinary and savings shares. Borsa Italiana will be asked to admit the new savings shares for trading on the automated market of the Borsa Italiana.

Best practice valuation methodologies and procedures were followed in determining the exchange ratio, taking into account particularly the nature of the two companies and the specific sector in which they operate.

In particular the following has been taken into account for the valuation:

1) the methodology of market prices;
2) the fundamental sum-of-the-parts methodology, commonly used by the markets to estimate the value of a group operating across a range of activities in which the major assets are valued according to a discounted cash flow method.

With regard to Telecom Italia, account was also taken of the expected distribution of reserves up to a maximum level of 1,333 million euros.

Post-merger share capital

Taking into account the amount of the authorised share capital of Olivetti (€ 11,926,697,278, represented by 11.926.697.278 ordinary shares of €1 each), as well as the level of debt following the merger and the "debt / equity ratio" of the principal European competitors, it is deemed appropriate, in the interests of all Olivetti and Telecom Italia shareholders (ordinary and savings shareholders as well), to service the merger exchange ratio by redistributing post-merger Olivetti capital among Olivetti and Telecom Italia

shareholders, without further increase of Olivetti authorised share capital, including – therefore - the amounts already approved to serve Olivetti's convertible bonds.

Furthermore, it was considered appropriate to adjust the par value of Olivetti shares – ordinary and savings – post the merger to €0.55 (equal to the par value of Telecom Italia shares) in place of the present par value of €1.

More precisely, when the merger takes place, the shareholders of Telecom Italia and Olivetti will be allotted:

a) as regards Telecom Italia ordinary shareholders, 3.518341 new ordinary Olivetti shares (par value € 0.55) for each ordinary share held in Telecom Italia when the merger takes effect;

b) as regards Telecom Italia savings shareholders, 3.518341 new Olivetti savings shares (par value € 0.55) for each savings share held in Telecom Italia when the merger takes effect;

c) as regards Olivetti shareholders, 0.502620 new ordinary Olivetti shares (par value € 0.55) for each of the shares held in Olivetti when the merger takes effect.

The necessary technical steps to manage the rounding and the splitting of the shares will be undertaken.

As a result of the re-assignment of the share capital:

- the Olivetti shares allotted to Olivetti and Telecom Italia shareholders (ordinary and savings shares) will reflect precisely the exchange ratio established, in accordance with the ratio of the two companies' equity values as confirmed by the valuations made by the experts appointed respectively by Olivetti and Telecom Italia;

- the reduction in the par value of Olivetti shares (from € 1 to € 0.55) will not alter the economic value of the shares held by each Olivetti shareholder before and after the transaction. In fact the exchange ratio is not affected by the par value of the two companies to be merged, but depends exclusively on the ratio between the equity values of the two companies. In others words, post-merger Olivetti shareholders will receive lower par value Olivetti shares but the equity value with respect to the previous shares will be identical, given the fairness of the exchange ratio;

- taking into account that the assets and liabilities of Telecom Italia will be consolidated on the balance sheet of Olivetti at their current book value, no deficit will be generated by the exchange ratio, which would have adversely affected the distribution of dividends in future years.

- a surplus of 4 billion euros, resulting from the exchange, will be generated. This surplus could be reduced in the event of higher withdrawals by Olivetti shareholders. In case all shareholders (other than Olimpia and the holders of convertible bonds

with a maturity date 2010) withdraw, a deficit (instead of a surplus) would be generated. Such deficit could total approximately 450 million euros.

Improved rights for Telecom Italia savings shareholders

As concerns, in particular, the holders of Telecom Italia savings shares, the preferential rights set out in article 7 of the by laws of Telecom Italia will be retained. In addition, it is proposed that a provision be included in the by laws of the company resulting from the merger that savings share privileges with respect to dividends may also be satisfied with distribution of reserves.

It is also important to note that as a result of the increase, at equal par values, of the number of savings shares attributed to holders of savings shares as a result of the exchange ratio, there will be a corresponding increase in the amount of the dividends due as the preferential right of such shareholders.

Olivetti will change its company purpose and adopt that of Telecom Italia as well as adopting the Telecom Italia name

In connection with the merger, Olivetti will modify its company purpose by adopting that of Telecom Italia and the company resulting from the merger will take the name of Telecom Italia. Olivetti shareholders will, therefore, be entitled to exercise withdrawal rights, as provided for by the law.

Olivetti financing for € 9 billion.

Olivetti will enter into a facility agreement for **9 billion euros to meet the needs arising from any withdrawal rights**. The facility, arranged by JP Morgan and underwritten by domestic and international banking institutions, will be structured in three tranches maturing at 18, 24 and 36 months and forms part of an overall facility amounting to €15.5 billion, of which € 6.5 billion will be available to the company resulting from the merger to refinance debt maturing within the next 18 months. Consolidated net debt of the company resulting from the merger is expected to total approximately 40 billion euros for 2003 and to be reduced to approximately 34 billion euros in 2004.

Possible partial voluntary tender offer for Telecom Italia shares

As already stated, the entire amount of the € 9 billion not used to finance withdrawal rights by Olivetti shareholders will be applied to the tender offers.
The price offered will be determined by the weighted average of market prices from 12 March 2003 to the date when the Extraordinary General Meeting approves the merger project, with a 20% premium. This price shall not, however, be higher for Telecom Italia ordinary shares than € 8.40 per share and € 5.65 per share for Telecom Italia savings shares. Furthermore, the price shall not be lower than € 7 for each Telecom Italia ordinary shares and € 4.70 for each Telecom Italia savings shares.

In the event that there are no withdrawal rights exercised by Olivetti shareholders:

a) if the offer were made at the above minimum prices (€ 7 per ordinary share and € 4.70 per savings share), it would represent 19.4% of the ordinary share capital and 19.4% of the savings share capital;

b) if the offer were made at the above maximum prices (€ 8.40 per ordinary share and € 5.65 per savings share), it would represent 16.1% of the ordinary share capital and 16.1% of the savings share capital.

The offer will be launched only following the exercise of the Olivetti withdrawal rights and will not include minimum thresholds. It will not proceed in the event that the merger fails to be entered into the register of companies.
It is expected that the offer will take place between the second half of June and July 2003.

Preliminary timing

The preliminary timing of the transaction provides for:

- granting holders of convertible Olivetti bonds the right to convert these bonds in the month following the publication of the special announcement made pursuant to article 2503-bis of the Italian civil code;

- the approval by the Boards of Directors of Olivetti and Telecom Italia of the merger project by the end of April;

- the calling of Extraordinary Shareholders' Meetings in May to approve the merger and, at the same time, the Ordinary Shareholders' Meeting to approve the financial statements for the year ending 31 December 2002;

- the exercise of the withdrawal rights will be available during a fifteen-day period following the Shareholders' meeting; after the fifteen-day period the annual dividend will be paid (therefore within the end of June)

- the possible launch of the partial voluntary tender offer by Olivetti after the above-mentioned Shareholders' Meetings to approve the merger;

- the completion of the merger by the end of July 2003, as the desired deadline, subject to the completion of all the formalities required both in and outside Italy in connection with the issue of the legal authorisations.

The above mentioned transactions are subject to the approval and successful outcome of discussions with the Ministry of Treasury and the competent supervisory authorities, including Consob.

* * * *

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

N.B: Attached is a note explaining the methodologies used to determine the exchange ratio

Olivetti
Press Office and Communications
+39 0125 522885 / 2639
www.olivetti.com

Investors Relations: +39 06 3688.3378
www.olivetti.com

Telecom Italia
Communication & Media Relations
Ufficio Stampa Corporate: +39.06.3688.2610
www.telecomitalia.it/press

Investors Relations: +39.06.3688.2381/3378
www.telecomitalia.it/investor_relations

olivetti

TELECOM ITALIA

PRESS RELEASE

ASSOGESTIONI'S SERIOUS AND WRONG COMMENTS COULD CREATE MARKET TURBULENCE

Rome, 14 March 2003 – With reference to Assogestioni's press release, we confirm the full validity of the transaction which was undertaken in the interests of all Olivetti and Telecom Italia shareholders. We also confirm our full and complete intent to illustrate to Assogestioni all elements of the transaction, as has already been illustrated to the market and to the financial community, in order to eliminate the serious inaccuracies arising from Assogestioni's announcement.

We also underline that after the realignment of its position in the short term, the market has already returned to values preceding the transaction announcement that reflected an exchange ratio in the short and medium term. This ratio has been confirmed by analysts from main financial institutions, in their recent forecasts.

We hope that the announcement, which has no legal or evaluative motive, does not create market turbulence, for which Assogestioni will have to bear all responsibility.

Olivetti
Press Office and Communications
+39 0125 522885 / 2639
www.olivetti.com

Investors Relations: +39 06 3688.3378
www.olivetti.com

Telecom Italia
Communication & Media Relations
Ufficio Stampa Corporate: +39.06.3688.2610
www.telecomitalia.it/press

Investors Relations: +39.06.3688.2381/3378
www.telecomitalia.it/investor_relations